EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the special meeting (the "Pengrowth Meeting") of the holders of common shares ("Pengrowth Shares") of Pengrowth Energy Corporation ("Pengrowth") held on May 23, 2012, the following sets forth a brief description of each matter voted upon at the Pengrowth Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against or Withheld

1.	An ordinary resolution to approve the issuance of up to 163,964,889 Pengrowth Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving Pengrowth, NAL Energy Corporation ("NAL") and the holders of common shares of NAL ("NAL Shares") and in accordance with the terms of an arrangement agreement dated March 22, 2012, as amended and restated effective April 20, 2012 between Pengrowth and NAL.	Passed	97.75%	2.25% (Against)

2.	Subject to completion of the Arrangement, to elect to the board of directors of Pengrowth, the two nominees of NAL listed below: (a) Barry Stewart; and (b) Kelvin Johnston	Passed	Barry Stewart 98.43% Kelvin Johnston 98.46%	Barry Stewart 1.57% (Withheld) Kelvin Johnston 1.54% (Withheld)

Dated at Calgary, Alberta this 23rd day of May, 2012.